

August 20, 2021

Eric S. Yuan
President and Chief Executive Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

> **Re: Zoom Video Communications, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 13, 2021**
> **File No. 333-258815**

Dear Mr. Yuan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jamie Leigh, Esq.